Dreyfus California Tax Exempt Money Market Fund

ANNUAL REPORT March 31, 2005



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus California Tax Exempt Money Market Fund covers the 12-month period from April 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

Rising energy prices, an improving labor market and robust economic growth appear to have rekindled investors' inflation concerns. As a result, the Federal Reserve Board's Federal Open Market Committee has continued to raise short-term interest rates, which ended the reporting period at 2.75%, up from 1% since June 2004. Most analysts agree that further rate-hikes are likely as the Fed moves away from its aggressively accommodative monetary policy of the past several years.

While rising short-term rates tend to erode prices of higher-yielding longer-term bonds, they have helped tax-exempt money market funds generate higher current yields. As always, we urge our shareholders to diversify their investments among stocks, bonds and liquid investments such as money market funds. Your financial advisor can help you rebalance your portfolio in a way that allows you to potentially participate in the markets' longer-term returns, while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus California Tax Exempt Money Market Fund perform during the period?

For the 12-month period ended March 31, 2005, the fund produced a yield of 0.81%. Taking into account the effects of compounding, the fund also produced an effective yield of 0.81%.[1]

We attribute the fund's returns to rising short-term interest rates as the Federal Reserve Board (the "Fed") moved toward a less accommodative monetary policy in a recovering economy.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and California state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in municipal obligations that provide income exempt from federal and California state personal income taxes.

In managing the fund, we normally employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality money market instruments that provide income exempt from federal and California state personal income taxes. Second, we actively manage the fund's weighted average maturity in anticipation of what we believe to be supply-and-demand changes in California's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the fund's weighted average maturity, which should position the fund to purchase new securities with then-current higher yields, if higher yields materialize as a result of an increase in short-term supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which would tend to lengthen the fund's weighted average maturity. If we anticipate limited new-issue supply, we may extend the fund's weighted average maturity to maintain then-current yields for as long as we deem practical. At other times, we typically try to maintain a weighted average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

Evidence of a more robust economic recovery began to appear during the spring of 2004, leading investors to revise forward their expectations of the timing of eventual increases in interest rates. Indeed, in late June 2004, the Fed implemented its first increase in the overnight federal funds rate in approximately four years. As the economic recovery gained momentum, the Fed indicated its intention to move away from the aggressively accommodative monetary policy of the past several years toward a more "neutral" stance. Accordingly, the Fed raised the overnight federal funds rate by 25 basis points at each of its meetings during the reporting period, driving interest rates to 2.75% by the end of March 2005.

The fund also was influenced by an improving credit environment in California. In addition to passing legislation just before the start of the reporting period to address its fiscal crisis, the state and its municipalities enjoyed higher tax revenues as the economy recovered. These developments led to a credit-rating upgrade for the state's longer-term debt in the summer of 2004. However, the supply of tax-exempt money market instruments from California remained high, satisfying robust investor demand.

To attempt to capture higher yields than were offered by variable-rate demand notes on which yields are reset daily or weekly, we maintained the fund's weighted average maturity in a range we considered longer than industry averages. To achieve this position, we focused primarily on securities with maturities in the three- to six-month range. In our view, securities in this range represented more attractive values than very short-term, floating-rate securities, and they enabled us to avoid locking in yields of one-year notes in the rising interest-rate environment.

By emphasizing shorter-term municipal bonds and notes in this maturity range, we continued to maintain a "laddered" portfolio of securities scheduled to mature at regular intervals. The fund's laddered portfolio is intended to help promote liquidity and guard against the possibility that a disproportionate amount of securities might mature during a time of unusually low reinvestment rates, and as rates increase we are able to reinvest at higher market yields.

What is the fund's current strategy?

We expect the Fed to continue raising short-term interest rates as long as the U.S. economy strengthens and inflationary pressures remain evident. Therefore, it makes little sense to us to purchase longer-term securities. Instead, we have continued to maintain a laddered portfolio of money market instruments, emphasizing securities with maturities in the three- to six-month range. In our judgment, this strategy should enable the fund to capture higher yields without locking in prevailing rates for a full year.

April 15, 2005

> *An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus California Tax Exempt Money Market Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2005

Expenses paid per $1,000†	$ 3.25
Ending value (after expenses)	$1,005.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

Expenses paid per $1,000†	$ 3.28
Ending value (after expenses)	$1,021.69

† *Expenses are equal to the fund's annualized expense ratio of .65%; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2005

Tax Exempt Investments—100.9%	Principal Amount ($)	Value ($)
California—100.6%		
Abag Finance Authority for Nonprofit Corporations Recreational Revenue, VRDN (Jewish Community Center Project) 2.28% (LOC: Allied Irish Bank and The Bank of New York)	6,450,000 [a]	6,450,000
Alameda-Contra Costa Schools Financing Authority, COP VRDN (Capital Improvements Financing Projects) 2.35% (LOC; KBC Bank)	900,000 [a]	900,000
Alameda County Industrial Development Authority Industrial Revenue, VRDN (American Brass & Iron Foundry) 2.40% (LOC; Bank of the West)	400,000 [a]	400,000
State of California, RAN 3%, 6/30/2005	1,260,000	1,262,593
California Community College Financing Authority, College and University Revenue, TRAN 3%, 6/30/2005 (Insured; FSA)	4,000,000	4,008,926
California Educational Facilities Authority, College and University Revenue, VRDN (University of Judaism) 2.30% (LOC; Allied Irish Bank)	3,300,000 [a]	3,300,000
California Infrastructure and Economic Development Bank, VRDN:		
IDR:		
(Lance Camper Manufacturing Corp.) 2.40% (LOC; Comerica Bank)	1,760,000 [a]	1,760,000
(Murrietta Circuits Project) 2.34% (LOC; Comerica Bank)	4,400,000 [a]	4,400,000
Revenue (Los Angeles SPCA Project) 2.30% (LOC; The Bank of New York)	6,200,000 [a]	6,200,000
California Pollution Control Financing Authority, VRDN:		
PCR:		
Refunding (Pacific Gas & Electric Corp.):		
2.29% (LOC; Bank One)	8,000,000 [a]	8,000,000
2.29% (LOC; JPMorgan Chase Bank)	5,000,000 [a]	5,000,000
(Southdown Inc.) 2.10% (LOC; Wachovia Bank)	8,900,000 [a]	8,900,000
SWDR:		
(AG Resources III LLC Project) 2.36% (LOC; Key Bank)	2,780,000 [a]	2,780,000
(Marborg Industries Project) 2.36% (LOC; Wachovia Bank)	3,710,000 [a]	3,710,000
(Mission Trail Waste System) 2.41% (LOC; Comerica Bank)	2,100,000 [a]	2,100,000
(Norcal Waste System Inc. Project) 2.36% (LOC; Bank of America)	3,625,000 [a]	3,625,000
(Sierra Pacific Industries Inc. Project) 2.40% (LOC; Wells Fargo Bank)	1,000,000 [a]	1,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California School Cash Reserve Program Authority Revenue, Pool Program 3%, 7/6/2005 (Insured; AMBAC)	1,750,000	1,754,796
California State Department of Water Resources, Power Supply Revenue, VRDN 2.30% (LOC; BNP Paribas)	5,500,000 [a]	5,500,000
California State Economic Recovery, Sales Tax Revenue VRDN 2.30% (Liquidity Facility; Landesbank Baden-Wuerttemberg)	3,400,000 [a]	3,400,000
California Statewide Communities Development Authority: Revenue:		
COP (Saint Joseph Health System) 5%, 7/1/2005 (Insured; FSA)	100,000	100,777
(Kaiser Permanente):		
1.08%, 4/1/2005	3,000,000	3,000,000
CP 2.15%, 7/26/2005	3,500,000	3,500,000
VRDN:		
Private Schools Revenue (St. Mary's & All Angels School) 2.33% (LOC; Allied Irish Bank)	8,000,000 [a]	8,000,000
(Redline Project) 2.45% (LOC; California State Teachers Retirement)	805,000 [a]	805,000
Revenue, Refunding (University Retirement Community at Davis) 2.29% (Insured; Radian Bank and Liquidity Facility; Bank of America)	8,455,000 [a]	8,455,000
California Statewide Communities Development Corporation, Industrial Revenue, VRDN:		
(DV Industries) 2.45% (LOC; California State Teachers Retirement)	870,000 [a]	870,000
(Evapco Inc.) 2.40% (LOC; Bank of America)	820,000 [a]	820,000
(Lustre California) 2.40% (LOC; Comerica Bank)	2,940,000 [a]	2,940,000
(Zieman Manufacturing Co. Project) 2.45% (LOC; California State Teachers Retirement)	210,000 [a]	210,000
Chico, MFHR, Refunding, VRDN (Sycamore Glen) 2.47% (LOC; Bank of America)	1,720,000 [a]	1,720,000
Evergreen School District, GO Notes 10%, 9/1/2005 (Insured; FGIC)	465,000	480,262
Fullerton Joint Union High School District, GO Notes Election 2002 3%, 8/1/2005 (Insured; FGIC)	650,000	651,683
Golden State Tobacco Securitization Corporation Tobacco Settlement Revenue, VRDN 2.37% (Liquidity Facility; Merrill Lynch)	1,740,000 [a]	1,740,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Inland Empire Solid Waste Financing Authority, LR (Landfill Improvement Financing Project) 5.85%, 8/1/2005 (Insured; FSA)	200,000	202,545
City of Long Beach, Harbor Revenue, Refunding 5.50%, 5/15/2005 (Insured; FGIC)	155,000	155,644
City of Los Angeles:		
Auto Parking Revenue 5%, 5/1/2005 (Insured; AMBAC)	175,000	175,498
TRAN 3%, 6/30/2005	5,000,000	5,011,312
Los Angeles Community College District, GO Notes Refunding 3%, 8/1/2005 (Insured; FSA)	250,000	250,748
Los Angeles Community Redevelopment Agency, MFHR VRDN (Views at 270) 2.09% (LOC; Citibank)	1,000,000 [a]	1,000,000
Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue 7%, 7/1/2005 (Insured; FSA)	100,000	101,177
Los Rios Community College District TRAN 3%, 10/27/2005	325,000	326,824
Maywood, COP, VRDN (Infrastructure Financing Project) 2.28% (LOC; Allied Irish Bank)	2,880,000 [a]	2,880,000
Milpitas Unified School District, GO Notes 7.40%, 9/1/2005 (Insured; FSA)	700,000	714,964
Montebello, GO Notes, TRAN 3%, 6/30/2005	2,300,000	2,307,188
Port of Oakland, Airport Revenue:		
5.50%, 11/1/2005 (Insured; FGIC)	100,000	101,902
CP 1.99%, 4/5/2005 (LOC: Bank of America and JPMorgan Chase Bank)	1,000,000	1,000,000
Oxnard School District, Go Notes TRAN 3%, 8/17/2005	935,000	938,851
Pasadena Unified School District, GO Notes 5%, 5/1/2005 (Insured; FGIC)	100,000	100,315
City of Pleasanton, Refunding:		
Sewer Revenue 2%, 9/1/2005 (Insured; XL Capital Assurance)	195,000	194,998
Water Revenue 2%, 9/1/2005 (Insured; XL Capital Assurance)	500,000	499,994
City of Redding, Electric System Revenue, COP 4%, 6/1/2005 (Insured; AMBAC)	250,000	250,967

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Roseville City School District, TRAN 3%, 9/28/2005	3,380,000	3,397,958
Sacramento City Financing Authority, LR, California EPA Building 3.80%, 5/1/2005 (Insured; AMBAC)	100,000	100,112
Sacramento Cogeneration Authority, Cogeneration Project Revenue (Procter & Gamble Project) 6.375%, 7/1/2005	900,000 [b]	927,356
Sacramento Power Authority, Cogeneration Project Revenue 6.50%, 7/1/2005 (Insured; MBIA)	200,000	202,226
City of San Diego, Sewer Revenue, Public Facility Finance Authority 4.625%, 5/15/2005 (Insured; AMBAC)	100,000	101,000
San Diego Area Housing and Finance Agency, LR, VRDN:		
2.34%, Series A (Liquidity Facility; Societe Generale)	5,555,000 [a]	5,555,000
2.34%, Series B (Liquidity Facility; Societe Generale)	2,840,000 [a]	2,840,000
San Diego County, COP, VRDN (Friends of Chabad) 2.38% (LOC; Comerica Bank)	1,700,000 [a]	1,700,000
San Diego County Regional Transportation Commission Sales Tax Revenue, Refunding 5.20%, 4/1/2005 (Insured; FGIC)	175,000	175,000
San Diego Housing Authority, MFHR, VRDN (Logan Square Apartments) 2.39% (Liquidity Facility; Merrill Lynch)	1,800,000 [a]	1,800,000
San Francisco City and County Airports Commission International Airport Revenue:		
3%, 5/1/2005 (Insured; MBIA)	200,000	200,231
4.75%, 5/1/2005 (Insured; FSA)	200,000	200,460
5.625%, 5/1/2005 (Insured; FGIC)	745,000	747,567
San Juan Unified School District, Go Notes, TRAN 3%, 11/18/2005	3,000,000	3,017,640
San Luis Obispo County, COP (New County Government Center Project) 4%, 10/15/2005 (Insured; MBIA)	375,000	379,009
Sausalito, MFHR, VRDN (Rotary Village Senior Housing Project) 2.28% (LOC; Bank of the West)	1,250,000 [a]	1,250,000
Selma, Revenue, TRAN 3.375%, 6/30/2005	2,000,000	2,004,935
South Coast Local Education Agencies TRAN 3%, 6/30/2005	3,000,000	3,009,480

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		

Southern California Public Power Authority
   Power Project Revenue, Refunding
   (Palo Verde Project) 5.50%, 7/1/2005
   (Insured; AMBAC)
	100,000	100,841

Stockton Community Facilities District
   Special Tax Revenue, VRDN (Arch Road East)
   2.30% (LOC; Wells Fargo Bank)
	2,400,000 [a]	2,400,000

Tobacco Securitization Authority of Southern California
   Tobacco Settlement Revenue, VRDN
   2.37% (LOC; WestLB AG)
	9,120,000 [a]	9,120,000

Tulare-Porterville Schools Financing Authority
   COP, VRDN (2002 Refinancing Project)
   2.30% (Insured; FSA and Liquidity Facility;
   DEXIA Credit Locale)
	7,075,000 [a]	7,075,000

Western Placer Unified School District, Revenue TRAN 3%, 9/28/2005	1,430,000	1,437,597

City of Whittier, College and University Revenue
   Refunding, VRDN (Whittier College)
   2.38% (Insured; Radian Bank and
   Liquidity Facility; The Bank of New York)
	3,000,000 [a]	3,000,000

U.S. Related—.3%		
Puerto Rico Highway & Transportation Authority Highway Revenue 6.25%, 7/1/2005 (Insured; MBIA)	375,000	378,674
Puerto Rico Municipal Finance Agency, GO Notes Refunding 5%, 8/1/2005 (Insured; FSA)	100,000	100,974
Total Investments (cost $175,178,018)	**100.9%**	**175,178,024**
Liabilities Less, Cash and Receivables	**(.9%)**	**(1,556,167)**
Net Assets	**100.0%**	**173,621,857**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LR**	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CP	Commercial Paper	**MFHR**	Multi-Family Housing Revenue
FGIC	Financial Guaranty Insurance Company	**PCR**	Pollution Control Revenue
FSA	Financial Security Assurance	**RAN**	Revenue Anticipation Notes
GO	General Obligation	**SWDR**	Solid Waste Disposal Revenue
IDR	Industrial Development Revenue	**TRAN**	Tax and Revenue Anticipation Notes
LOC	Letter of Credit	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	93.6
AAA, AA, A[c]		Aaa, Aa, A[c]		AAA, AA, A[c]	4.3
Not Rated[d]		Not Rated[d]		Not Rated[d]	2.1
					100.0

† *Based on total investments.*

a *Securities payable on demand. Variable interest rate—subject to periodic change.*

b *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

c *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	175,178,018	175,178,024
Interest receivable		960,646
Prepaid expenses		10,074
		176,148,744
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2 (b)		69,280
Cash overdraft due to Custodian		2,096,734
Payable for shares of Beneficial Interest redeemed		318,843
Accrued expenses		42,030
		2,526,887
Net Assets ($)		**173,621,857**
Composition of Net Assets ($):		
Paid-in capital		173,621,851
Accumulated gross unrealized appreciation on investments		6
Net Assets ($)		**173,621,857**
Shares Outstanding		
(unlimited number of $.01 par value shares of Beneficial Interest authorized)		173,688,171
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2005

Investment Income ($):	
Interest Income	**2,147,154**
Expenses:	
Management fee–Note 2(a)	730,128
Shareholder servicing costs–Note 2(b)	109,915
Professional fees	56,099
Custodian fees	20,110
Registration fees	16,693
Trustees' fees and expenses–Note 2(c)	13,727
Prospectus and shareholders' reports	11,926
Miscellaneous	15,021
Total Expenses	**973,619**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(15,111)
Net Expenses	**958,508**
Investment Income–Net	**1,188,646**
Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):	
Net realized gain (loss) on investments	4,098
Net unrealized appreciation on investments	6
Net Realized and Unrealized Gain (Loss) on Investments	**4,104**
Net Increase in Net Assets Resulting from Operations	**1,192,750**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2005	2004
Operations ($):		
Investment income—net	1,188,646	631,319
Net realized gain (loss) on investments	4,098	400
Net unrealized appreciation on investments	6	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,192,750**	**631,719**
Dividends to Shareholders from ($):		
Investment income—net	**(1,188,646)**	**(631,319)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	293,780,094	241,978,245
Dividends reinvested	745,359	384,982
Cost of shares redeemed	(261,405,568)	(248,111,399)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**33,119,885**	**(5,748,172)**
Total Increase (Decrease) in Net Assets	**33,123,989**	**(5,747,772)**
Net Assets ($):		
Beginning of Period	140,497,868	146,245,640
End of Period	**173,621,857**	**140,497,868**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended March 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.008	.004	.008	.016	.029
Distributions:					
Dividends from investment income−net	(.008)	(.004)	(.008)	(.016)	(.029)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.81	.43	.81	1.58	2.94
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.67	.67	.68	.64	.65
Ratio of net expenses to average net assets	.66	.67	.68	.64	.65
Ratio of net investment income to average net assets	.81	.43	.81	1.55	2.89
Net Assets, end of period ($ x 1,000)	173,622	140,498	146,246	201,387	176,590

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus California Tax Exempt Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and California state income taxes, as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2005 and March 31, 2004, respectively, were all tax exempt income.

At March 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

During the period ended March 31, 2005, as a result of permanent book to tax differences primarily due to the tax treatment for expired capital loss carryovers, the fund increased accumulated net realized gain (loss) on investments by $17 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended March 31, 2005, the fund was charged $64,776 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2005, the fund was charged $28,187 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $64,181, shareholder services plan fees $319 and transfer agency per account fees $4,780.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus California Tax Exempt Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus California Tax Exempt Money Market Fund, including the statement of investments, as of March 31, 2005 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus California Tax Exempt Money Market Fund at March 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 2, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended March 31, 2005 as "exempt-interest dividends" (not generally subject to regular federal and, for individuals who are California residents, California personal income taxes).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on October 25, 2004, the Board considered the re-approval for another one year term of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Quality and Extent of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and discussed the nature, quality and extent of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and expense ratios and placed significant emphasis on comparisons to a group of comparable funds, and to iMoneyNet and Lipper averages, and discussed the results of the comparisons. The

Board members noted that the fund's performance was higher than the comparison group averages for the one-, three-, five, and ten-year time periods, and higher than the iMoneyNet category averages for the one- and three-year time periods. The Board members discussed the fund's management fee and expense ratio, noting that the fund's management fee was the same as or lower than a majority of the funds in the comparison group, and that the fund's expense ratio was lower than the fund's comparison group and Lipper category averages.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates of which there was one, (the "Similar Fund"), with similar investment objectives, policies, and strategies and explained the nature of each Similar Fund and the differences, from Dreyfus's perspective, in management of these Similar Fund as compared to management of the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the Manager's performance and the services provided. One Similar Fund had the same management fee as the fee borne by the fund, and one had a lower "unitary fee" structure that was a product of its relatively unique cost structure. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the one Similar Fund seemed to be consistent with the services provided and the nature of the fee structure. There were no other separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the recent decline in assets and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, quality and extent of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the fund's overall performance and generally superior service levels rendered.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations:

- The Board concluded that the nature, quality and extent of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's overall performance.

- The Board concluded that the fund's fee paid to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board recognized that economies of scale may be realized as the fund's assets increase and determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

David W. Burke (69)
Board Member (1985)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

William Hodding Carter III (69)
Board Member (1988)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (1998-present)

Other Board Memberships and Affiliations:
• Independent Sector, Director
• The Century Foundation, Director
• The Enterprise Corporation of the Delta, Director
• Foundation of the Mid-South, Director

No. of Portfolios for which Board Member Serves: 11

Ehud Houminer (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm, from 1996 to 2001

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 36

28

Richard C. Leone (64)
Board Member (1985)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

No. of Portfolios for which Board Member Serves: 11

————————

Hans C. Mautner (67)
Board Member (1985)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Multi-Strategy Fund LLC
  Mezzacappa Multi-Strategy Plus Fund LLC

No. of Portfolios for which Board Member Serves: 11

————————

Robin A. Melvin (41)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Senior Vice President of Mentor/National Mentoring Partnership, a national non-profit organization that is leading the movement to connect America's young people with caring adult mentors

No. of Portfolios for which Board Member Serves: 11

————————

John E. Zuccotti (67)
Board Member (1985)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.

No. of Portfolios for which Board Member Serves: 11

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 36 investment companies (comprised of 45 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 194 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 198 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
California Tax Exempt
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0357AR0305